UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

87927W10

(CUSIP Number)

July 24, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	D Rule 13d-1(b)

☒	D Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A	Page 2 of 5
13G/A

CUSIP No. 87927W10

1.	Name of reporting person TELEFÓNICA, S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization THE KINGDOM OF SPAIN
Number of shares beneficially owned by each reporting person with	5.	Sole voting power None
	6.	Shared voting power None
	7.	Sole dispositive power None
	8.	Shared dispositive power None
9.	Aggregate amount beneficially owned by each reporting person None
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.00%
12.	Type of reporting person (see instructions) CO

Schedule 13G/A	Page 3 of 5

Item 1.

(a)	Name of Issuer:

Telecom Italia S.p.A., also known as TIM S.p.A.

(b)	Address of the Issuer’s Principal Executive Offices:

Via Gaetano Negri 1, 20123 Milan, Italy

Item 2.

(a)	Name of Person Filing:

TELEFÓNICA, S.A.

(b)	Address of Principal Business Office:

Distrito Telefónica, Ronda de la Comunicación s/n, 28050 Madrid, Spain

(c)	Citizenship:

The Kingdom of Spain

(d)	Title and Class of Securities:

Ordinary Shares (“Ordinary Shares”).

(e)	CUSIP Number:

87927W10

Item 3.

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

As of the date of this filing, Telefónica, S.A. beneficially owns no Ordinary Shares.

(b)	Percent of class:

See Item 11 of the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page hereto.

Schedule 13G/A	Page 4 of 5

(ii)	Shared power to vote or to direct the vote:

See Item 5 of the cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 5 of the cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 5 of the cover page hereto.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2017

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary to the Board of Directors